Form 10-SB/A

                                Amendment No. 4

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Hydro Environmental Resources, Inc.
                 (Name of Small Business Issuer in its charter)

             Oklahoma                                   73-1552304
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                        8908 South Yale Avenue, Suite 409
                                 Tulsa, OK 74137
                                 (918) 492-4125
                    (Address of principal executive Offices)


                    Securities to be registered under Section
                               12(b) of the Act:
                                      NONE


                    Securities to be registered under Section
                               12(g) of the Act:
                         Common Stock, $0.001 par value

                                     PART I

                         Explanation of Amendment No. 4

This Amendment No. 4 is being filed to correct certain dates in the Statement of Shareholders' Deficit (Page F-6) and to correct the Net Loss totals on the Statements of Operations (Page F-4), which were included in Amendment No. 3 filed February 29, 2000.

Item 1.  Description of Business

(a) Business Development. Hydro Environmental Resources, Inc. ("Company") is a development stage corporation organized on November 10, 1998 under the laws of the state of Oklahoma. There has been no bankruptcy, receivership, or similar proceeding by or against the Company. In addition, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not done in the ordinary course of business.

(b)  Business of Issuer.


1. Principal products or services and their markets. The objective of the Company is to design, build and manage inexpensive and environmentally friendly fuel and power producing systems for remote areas of the world that are without electricity, cooking fuel, fresh water or power of any kind. On June 16,1999, the rights to the ElectroChem Hydrogen Fuel Reactor (ECHFR), which produces clean burning hydrogen gas at low pressure from any water source, were assigned to the Company in exchange for 15,000,000 shares of restricted common stock and a 5% royalty to the inventor. The ECHFR is designed to be used where there is no energy readily available. All that is required for the ECHFR to work is water and a proprietary mixture of dry chemicals that are readily available, light in weight, and easily transported. The Company is not aware of another power generation system that is similar to the ECHFR. The ECHFR is a sophisticated mechanical reactor that creates an electrical current that splits the water molecule, separating the two hydrogen atoms from the oxygen atom. The ECHFR activates a formula that removes hydrogen from water on a stand-by or as needed basis using equipment that can be portable or stationery. The result is clean burning hydrogen gas that can be used for cooking, heating or refrigeration. The Company intends to build and market the ECHFR in sizes ranging from a portable unit to a 3,000 gallon system capable of supplying power for a city of approximately 3,000 people. The Company plans to market the ECHFR in Indonesia, China, Philippines, Malaysia, Middle East and parts of Central and South America. In addition to providing fuel, other potential markets for the ECHFR are industrial mining and wastewater cleansing and property restoration.


2. Distribution methods of the products or services. The Company plans to hire approximately five employees during the next twelve months to market the ECHFR. To date the Company has received no orders for its product and there is no assurance that the Company will ever receive any orders for its product.


3. Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition. The Company believes that its ECHFR technology is unique and does not know of similar technology being used commercially to provide power to remote areas of the world. The ECHFR uses water and a proprietary mixture of chemicals to produce hydrogen gas for cooking, heating and refrigeration. A potential competiting technology to the ECHFR is the hydrogen fuel cell, a device that converts hydrogen into electricity.

     Hydrogen fuel cells were first used by NASA to provide heat, electricity and drinking water for astronauts. Hydrogen fuel cells use hydrogen to create clean power (electricity) with pure water as the only byproduct. Hydrogen fuel cells are being used primarily in the automotive, mass transportation, telecommunications, and power industries.

     Hydrogen fuel cells are bulky, expensive, and inefficient, but there are development efforts underway to make them smaller, more efficient and less costly. Companies such as Daimler Chrysler and Mazda are using hydrogen fuel cell technology to power automobiles. Ballard Power Systems has fuel cells being used in buses in the U.S. and Canada. Manufacturers and marketers of hydrogen fuel cells include Ballard Power Systems, DCH Technology, Inc., ONSI, Ergenics, H Power Corp.,and Powerball Technologies. Competitors may be able to develop technologies that are as effective as, or more effective, easier or cheaper to use, than those offered by the Company. The Company's existing and potential competitors have substantially greater financial, marketing, sales, manufacturing, distribution and technological resources than the Company. There is no assurance that the Company will be able to successfully compete.

4. Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. The ECHFR and the chemical formula for producing hydrogen are both covered by pending patents. The pending patents were filed in Australia and cover 96 international jurisdictions, including the United States. There is no assurance that the patents will issue and there is no assurance that if the patents issue that they will not infringe on other patents. Management does not have an estimated time frame for the patents to be issued. If the patents issue, their duration will be from 17 to 20 years from the date of issuance.


5. Government approval of principal product or service. Although the Company is not aware of any government approvals required prior to or in conjunction with its marketing of the ECHFR in Indonesia, China, Philippines, Malaysia, Middle East and parts of Central and South America, there is no assurance that such government approvals will not be required in the future. In addition, compliance with government or regulatory requirements, if any, could have a material adverse affect on the operations of the Company.


6. Employees. The Company presently has one officer and director and no full-time employees. The officer and director is engaged in other business activities and devotes no more than 50% of his time to the business of the Company. The Company has no other full-time or part-time employees. The Company plans to hire approximately five employees during the next twelve months to market the ECHFR and plans to retain consulting engineers on a project-by-project basis. There is no assurance that any employees will be hired or any consultants will be retained.


Item 2.  Management's Discussion and Analysis or Plan of Operation


         Plan of Operations. During the next twelve months, the Company plans to raise approximately $2.5 million in additional capital to fund its operating activities, which include hiring approximately five additional employees to market the product, finding a third-party manufacturer to build the ECHFR, and building three ECHFR units of varying sizes for demonstration. Management has not yet determined whether the additional capital will be raised through debt financing, the sale of common stock in a private or public offering, or a combination of both. There is no assurance that the Company will be successful in raising additional capital to fund its operating activities or that such capital, if raised, will be on favorable terms.


         The Company's strategic business plan and business model is subject to many risks, including, but not necessarily limited to, the following:

1. No Operating History. The Company was organized on November 10, 1998 and has no operating history. The Company has no products, operating revenues, and minimal assets at this time. There is no assurance that the Company will be able to develop, manufacture or market any products successfully, generate net revenue from the sale of any products, or achieve or maintain profitable operations.

2. Product Not Developed. The Company has no products and limited assets at this time. The business of the Company depends upon the development of the ECHFR technology. There is no assurance that the Company's activities will be successful or profitable.

3. Patent Position. The ECHFR is protected by pending patents in Australia and 96 international jurisdictions. There is no assurance that patents do not infringe the rights of others, and there is no assurance that the pending patent applications will be issued.

4. Filing, Prosecution and Maintenance of Patents. The filing, prosecution and maintenance of all patent rights are within the sole discretion of the Company. The Company intends to seek, obtain and maintain such patent and other protections to the extent that it is lawfully entitled to do so, at the Company's sole expense. There is no assurance that the Company will have sufficient working capital to fund its efforts in those activities.

5. Need for Additional Capital. Additional capital will be required to fund further development, file and process applications for governmental approval, if required, develop models, identify manufacturers to build the ECHFR, and to advertise, ship and collect for products sold and any other costs. The Company intends to pursue additional financing. However, there is no assurance that any additional capital will be available to the Company on acceptable terms when needed, if at all.

6. Acceptance of ECHFR by Market. Inherent to the successful marketing of the Company's ECHFR is the acceptance of the product by the market. There is no assurance that the ECHFR will be accepted.

7. Competition. The alternative fuels industry is intensely competitive and composed of large and well financed firms that are constantly developing or acquiring rights to new products. Some competitors have established distribution networks and sufficient marketing resources to resist attempts to dislodge use of their products. In addition, there is no assurance that one or more competitors will not develop or manufacture products that are more effective or better accepted than those that the Company seeks to commercialize. There is no assurance that the Company will be able to compete successfully or profitably.


8. Dependence Upon Key Personnel. The Company is dependent upon the services of Jack Wynn, sole officer and director, and of Mr. James Pelto, inventor of the ECHFR. The loss of the services of Mr. Wynn or Mr. Pelto and the inability to retain an acceptable substitute will have a material adverse effect on the Company. There is no assurance that replacement of key personnel will be possible. There is no written employment agreement with Mr. Wynn. There is no written consulting services agreement with Mr. Pelto. Mr. Pelto owns 47.92% of the outstanding common stock of the Company.

9. Limited Experience of Management and Potential Conflicts of Interest. Mr. Wynn, the sole officer of the Company, has limited experience in the fuel and power producing industry. Mr. Wynn and Mr. Pelto, inventor of the ECHFR technology, are associated with other firms involved in a range of business activities. Consequently, there are potential conflicts of interest in their acting as officers and directors of the Company. Management estimates that not more than 50% of their time will be devoted to the Company's activities.

10. No Trading Market for Common Stock. There is no established liquid market for the Company's Common Stock. The Company intends to pursue developing a liquid market for the Common Stock as soon as practicable, with the filing of its SEC Form 10 and its application for approval for trading its shares on the OTC Bulletin Board. Recent changes in NASD and SEC rules will require the Company to file with the SEC and comply with interim, quarterly and annual reporting requirements in order for the Common Stock to be quoted in the OTC Bulletin Board market. The Company intends to comply, but there is no assurance it will be able to do so. There is no assurance that a liquid market for the Common Stock will develop or, if such a market develops, that it will be maintained. Holders of Shares of Common Stock may, therefore, have difficulty in selling their Shares should they desire to do so. Investors must be able to lose their entire investment in Shares of Common Stock.

11. No Dividends. The Company has not paid any cash or other dividends on its Common Stock and does not expect to declare or pay any such cash dividends in the foreseeable future.

12. International Economic Conditions. Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.


13. Impact of Year 2000 on operations of the Company. The Year 2000 issue (Y2K) is the result of computer programs written using two digits rather than four to define the applicable year. Any of the Company's computer and telecommunications programs that have date sensitive software may recognize a date using "00" as the year 1900 instead of 2000. This could result in system failure or miscalculations causing disruptions in operations, including the ability to process transactions, send invoices, or engage in similar normal business activities.As of December 31, 1999, the Company did not own any software; however, the Company cannot determine the extent to which the Company is vulnerable to third parties' failure to remediate their own Y2K problems. As a result, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted, or that failure to convert by another company, or a conversion that is incompatible with the Company's systems, would have a material adverse effect on the Company. In view of the foregoing, there can be no assurance that the Y2K issue will not have a material adverse effect on the Company's business.


     To date the costs to the Company to address Y2K issues has been immaterial. The Company believes the most likely worst case scenario related to Y2K is a significant delay in the development of its product. Such an interruption could occur due to a breakdown in the systems of third parties. The Company currently does not have a contingency plan in the event a particular system or vendor is not Y2K ready. There can be no assurance that unexpected Y2K readiness problems of third parties will not materially adversely affect the Company's business, operating results and financial condition. The foregoing assessment represents managements best estimates at the present time, which could change signficantly in the future.

         Results of Operations. The Company has no revenues from sales and does not expect to have revenues until it has raised sufficient capital to fund its operations. There is no assurance that the Company will be successful in raising additional capital.


     Liquidity and Capital Resources. As of December 31, 1999, the Company had $9,665 in cash. During the next twelve months, management intends to raise additional capital to fund its business plan, as operating revenues will not be generated until such time as sales of the ECHFR commence. Management has not yet determined whether the additional capital will be raised through debt financing, the sale of common stock in a private or public offering, or a combination of both. There is no assurance that the Company will be successful in raising additional capital to fund its operating activities or that such capital, if raised, will be on favorable terms.

     The Company faces considerable risks at each step in its strategic business plan. Such things as technology, societal and economic changes, cost overruns, a lack of interest in and/or inability to market the ECHFR, and shortfalls in funding due to the Company's inability to raise additional capital through debt or in the equity securities market all may have an impact on the Company. If no additional funding is raised over the next twelve months, the Company's sole officer and director may loan or contribute to the Company funds to cover minimal operating expenses, however, he has no legal obligation to do so. Although the Company's sole officer and director has made loans or contributions of funds to the Company in the past, there is no assurance that he will do so in the future. In such a restricted scenario, the Company would not be able to complete all of the steps of its strategic business plan, and would therefore be forced to delay all capital-intensive activities. It is possible that, without necessary and sufficient cash flow during the next twelve months, the Company would have to severely restrict its plans and abilities to move forward with its strategic business plan.

Item 3.  Description of Property

         The Company owns no property. The principal executive office of the Company is provided free of charge by the Company's President.


Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The table below details the beneficial owners of more than 5% of the Company's Common Stock as of December 31, 1999:

                                               Amount and Nature
                      Name and Address             of Beneficial         Percent
    Title of Class    of Beneficial Owner              Ownership        of Class
    ----------------------------------------------------------------------------

    Common Stock      Quantum Development Corp
                      34/30 St. Kevins
                      Benowa, Queensland 4217
                      Australia                       3,055,000            9.76%

    Common Stock      John Wheeler
                      14 Kel Nagle Crt
                      Parkwood, Queensland 4214
                      Australia                       2,500,000            7.99%


    Common Stock      James Pelto
                      17/30 St. Kevins Ave.
                      Benowa, Queensland 4217
                      Australia                      15,000,000           47.92%
                                               ---------------------------------

                      Total Ownership of
                         Beneficial Owners           20,555,000           65.67%
                                               ---------------------------------

         The table below details the ownership of the Company's Common Stock by its sole director and officer:
                                               Amount and Nature
                          Name and Address         of Beneficial         Percent
    Title of Class        of Beneficial Owner          Ownership        of Class
    ----------------------------------------------------------------------------
    Common Stock      Jack Wynn
                      2006 Oak Creek Place
                      Hayward, CA  94541                 650,000           2.08%
                                               ---------------------------------

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         Jack Wynn is the sole officer and director of the Company. Prior to founding the Company, he was Chairman of the Board of Scanner Energy, an Oklahoma Corporation. While in Oklahoma, he formed the Oklahoma Transfer and Registrar Corporation, which was later transferred to San Francisco, California as Securities Transfer Pacifica Corp. Prior to Scanner Energy, he was a partner with Scholen, Wynn & Associates, a securities and insurance brokerage business. Mr. Wynn has over twenty years in the life insurance industry, including ten years with Occidental Life Insurance.

Item 6.  Executive Compensation

         The Company's sole officer and director does not receive compensation for his services. There are no written employment agreements.

Item 7.  Certain Relationships and Related Transactions

         The Company had no transactions with related parties in excess of $60,000.

Item 8.  Description of Securities

     The Company is authorized to issue 50,000,000 Shares of Common Stock, par value $0.001 per share, of which 31,300,000 shares were outstanding at December 31, 1999. The Company is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

         Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

         Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, the Company has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, The Company 's financial condition and such other factors as the Board of Directors may consider.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders after liabilities are paid and distributions are made to the holders of The Company 's Preferred Stock.


                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Market Information. There is no established public trading market. The Company plans to apply for listing on the OTC Bulletin Board at the earliest practicable date.

     Outstanding Options or Warrants. There are no outstanding options or warrants.


     Shares that could be sold pursuant to Rule 144. Approximately 11,845,000 shares of the Company's 30,300,000 common shares outstanding at December 31, 1999 are eligibile for trading under Rule 144.


     Holders. The Company has approximately 77 holders of record of its Common Stock.

     Dividends. The Registrant intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

     Transfer Agent. The Company's transfer agent is Nevada Agency & Trust Company, 50 West Liberty Street, Suite 880, Reno, NV 89501.


     Penny Stock Rules. The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. The Company's common stock would be considered a penny stock under the regulations, which makes it more difficult for investors to resell their common stock. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.


Item 2.  Legal Proceedings

         None

Item 3.  Changes in and Disagreements with Accountants

         None

Item 4.  Recent Sales of Unregistered Securities


(a)  Securities Sold

     During February, 1999, the Company offered for sale 11,300,000 shares of its $.001 par value common stock for $.001 per share pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Act"). An additional 4,250,000 shares of common stock were sold to an officer and affiliates of the Company for $4,250 ($0.001 per share). These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Act.The Company sold all 11,300,000 shares for net proceeds of $9,375, after deducting offering costs totaling $1,925. There were no underwriters or commissions paid

     On June, 16, 1999, the Company issued 15,000,000 shares of restricted common stock to Mr. James Pelto, inventor, to purchase the patent rights to the ElectroChem Hydrogen Fuel Reactor.

On July 10, 1999, the Company issued 750,000 shares of its $.001 par value common stock in accordance with the terms of a financial advisory agreement


b.  Underwriters and Other Purchasers

     There was no public offering of the shares. There was no underwriter used in connection with the offer or sale of the securities.

c.  Consideration

     There was no consideration paid by the Company in connection with the offer or sale of the its securities.


d. Section under which exemption from registration was claimed.

     The offering of 15,550,000 shares of the Company's common stock was exempt from registration pursuant to Regulation D, Rule 504. Rule 504 permits a non-reporting issuer to offer and sell securities to an unlimited number of persons without regard to their sophistication and experience and without delivery of any specified information. The aggregate offering price of this exemption is limited to $1 million in any 12-month period; and certain other offerings must be aggregated with the Rule 504 offering in determining the available sales amount. Prior to April 7, 1999, general advertising and solicitation were permitted for all Rule 504 offerings. Prior to April 7, 1999, securities sold under this exemption may be resold freely by non-affiliates of the issuer who are not otherwise acting as an underwriter.

     For the issuance of 15,000,000 shares of restricted common stock to Mr. Pelto, the Company relied upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933. Appropriate legends were affixed to the shares issued to Mr. Pelto.



Item 5.  Indemnification of Directors and Officers

         Article XI of the Company's Charter specifically provides that to the full extent not prohibited by the law as in effect from time to time, the
Corporation shall indemnify any person (and the heirs, executors and representatives of such person) who is or was a director, officer, employee or agent of the Corporation, or who, at the request of this Corporation, is or was a director, officer, employee, agent, partner, or trustee, as the case may be, of any other corporation, partnership, proprietorship, trust, association or other entity in which this Corporation owns an interest, against any and all liabilities and reasonable expenses incurred by such person in connection with or resulting from any claim, action, suit or proceeding, whether brought by or in the right of the Corporation or otherwise and whether civil, criminal, administrative or investigative in nature, and in connection with an appeal relating thereto, in which such person is a party or is threatened to be made a party by reason of serving or having served in any such capacity.

                                    PART F/S

                       HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                         Index to Financial Statements

                                                                       Page

Report of independent accountants..................................... F-2

Balance sheets, December 31, 1999 and December 31, 1998............... F-3

Statements of operations, for the year ended December 31, 1999, from November 10, 1998 (inception) through December 31, 1998, and from November 10, 1998 (inception through December 31, 1999.... F-4

Statement of shareholders' deficit, from November 10, 1998
   (inception) through December 31, 1999.............................. F-5

Statements of cash flows, for the year ended December 31, 1999, from November 10, 1998 (inception) through December 31, 1998, and from November 10, 1998 (inception) through
   December 31, 1999)................................................. F-7

Summary of significant accounting policies............................ F-9

Notes to financial statements......................................... F-12

To the Board of Directors and Shareholders of Hydro Environmental Resources, Inc.

                        REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the balance sheets of Hydro Environmental Resources, Inc. (a development stage company) as of December 31, 1999 and December 31, 1998, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year ended December 31, 1999, from November 10, 1998 (inception) through December 31, 1998 and from November 10, 1998 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hydro Environmental Resources, Inc. as of December 31, 1999 and December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1999, from November 10, 1998 (inception) through December 31, 1998, and from November 10, 1998 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

As explained in Note B to the financial statements, Hydro Environmental Resources, Inc. conducted significant transactions with its president during the periods presented.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the Summary of Significant
Accounting Policies, the Company has no revenues, a limited history of operations and significant operating losses since inception, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Summary of Significant Accounting Policies. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ CORDOVANO AND HARVEY, P.C.

Cordovano and Harvey, P.C.
Denver, Colorado
February 19, 2000

                        HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                               December 31, 1999


                      ASSETS

CASH .............................................         $    90

PATENT RIGHTS AND INTERESTS, less $1,500 of
  accumulated amortization (Note B)...............          13,500
                                                       ------------
                                                           $23,165
                                                       ============

  LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES
     Accounts payable .................................    $ 3,937
     Due to officer (Note B) ..........................     49,470
     Other current liabilities.........................      2,000
                                                       ------------
                                      TOTAL LIABILITIES    $55,407
                                                       ------------

SHAREHOLDERS' DEFICIT (Note D)
     Preferred Stock, $.001 par value;
      5,000,000 shares authorized;
      -0- and -0- shares issued and
      outstanding, respectively.........................   $     0
     Common Stock, $.001 par value;
      50,000,000 shares authorized;
      31,300,000 and -0- shares issued and
      outstanding, respectively.........................    31,300
Additional paid in capital .............................    15,985
Deficit accumulated during development stage............   (79,527)
                                                       ------------
                            TOTAL SHAREHOLDERS' DEFICIT    (32,242)
                                                       ------------

                                                           $23,165
                                                       ============


         See accompanying summary of significant accounting policies and notes to the financial statements

                        HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS


                                                     November 10,   November 10,
                                                         1998           1998
                                         For the     (Inception)    (Inception)
                                       Year Ended      through        through
                                      December 31,   December 31,   December 31,
                                           1999           1998           1999
                                      ------------   ------------   ------------
OPERATING EXPENSES
Research and development............  $     43,400   $        -     $    43,400
General and administrative..........        21,397           10          21,407
Rent (Note B) ......................         6,000        1,000           7,000
Office (Note B).....................         6,000            -           6,000
Stock-based compensation,
  financial advisory services.......           750            -             750
                                      ------------   ------------   ------------
                LOSS FROM OPERATIONS       (77,547)      (1,010)        (78,557)

INTEREST EXPENSE....................          (970)           -            (970)
                                      ------------   ------------   ------------
        NET LOSS BEFORE INCOME TAXES       (78,517)      (1,010)        (79,527)

INCOME TAXES (Note C) ..............             -            -               -
                                      ------------   ------------   ------------

                            NET LOSS   $   (78,517)  $    (1,010)   $   (79,527)
                                      ============   ============   ============

Basic loss per common share ........   $         *   $         *
                                      ============   ============

Basic weighted average common shares
outstanding ........................    22,075,000             -
                                      ============   ============

* Less than $.01 per share

           See accompanying summary of significant accounting policies and notes to the financial statements

                        HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF SHAREHOLDERS' DEFICIT

          From November 10, 1998 (inception) through December 31, 1999

                                                                                                  Deficit
                                                                                              Accumulated             Total
                                                                                Additional     During the     Shareholders'
                                   Preferred Stock           Common Stock          Paid-In    Development           Equity
                                  Shares  Par Value       Shares    Par Value      Capital          Stage         (Deficit)
                                  ------  ----------      -------   ---------    ---------     ----------      ------------
Office space contributed by the
president (Note B) ................   -           -            -          -       $ 1,000         $     0         $  1,000

Net loss for the period ended
December 31, 1998 .................   -           -            -          -             0          (1,010)          (1,010)

                                   -----  ---------       -------   ---------     --------     ----------      -----------
        BALANCE, DECEMBER 31, 1998    -           -            -          -         1,000          (1,010)             (10)

February 25, 1999, sale of common
stock to officer and affiliates
for cash($.001/share)
(Note D) ..........................   -           -    4,250,000      4,250             -               -            4,250

February 25, 1999, sale of common
stock, net of $1,925 of offering
costs ($.001/share) (Note D).......   -           -   11,300,000     11,300        (1,925)              -            9,375

March 1, 1999 capital contribution
by the president (Note B) ........    -           -            -          -         3,210               -            3,210

May 31, 1999, expenses paid by
the president on behalf of the
Company (Note B)..................    -           -            -          -         1,700               -            1,700

June 16, 1999, shares issued in
exchange for patent interests and
rights ($.001/share) (Note B).....    -           -   15,000,000     15,000             -               -           15,000

July 10, 1999, shares issued in
exchange for financial advisory
agreement ($.001/share)(Note B)...    -           -      750,000        750             -               -              750

         See accompanying summary of significant accounting policies and notes to the financial statements

                                      F-5


                        HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF SHAREHOLDERS' DEFICIT

          From November 10, 1998 (inception) through December 31, 1999

                                                                                                  Deficit
                                                                                              Accumulated             Total
                                                                                Additional     During the     Shareholders'
                                   Preferred Stock           Common Stock          Paid-In    Development           Equity
                                  Shares  Par Value       Shares    Par Value      Capital          Stage         (Deficit)
                                  ------  ----------      -------   ---------    ---------     ----------      ------------

Services and use of equipment
contributed by the president
(Note B)..........................    -           -            -          -         6,000               -            6,000

Office space contributed by
the president (Note B)............    -           -            -          -         6,000               -            6,000

Net loss for the six months ended
December 31, 1999 .................   -           -            -          -             -         (78,517)         (78,517)

                                   -----  ---------   -----------  ---------     --------      ----------      -----------
BALANCE, December 31, 1999.........   -          $-   31,300,000   $ 31,300       $15,985        $(79,527)        $(32,242)
                                   =====  =========   ===========  =========     ========      ==========      ===========

         See accompanying summary of significant accounting policies and notes to the financial statements

                        HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                                                     November 10,   November 10,
                                                         1998           1998
                                         For The     (Inception)    (Inception)
                                       Year Ended      through        through
                                       December 31,  December 31,   December 31,
                                           1999          1998           1999
                                       -----------   ------------   ------------

OPERATING ACTIVITIES
     Net Loss............................$(78,517)     $(1,010)      $(79,527)

     Transactions not requiring cash:
       Amortization......................   1,500            -          1,500
       Office space contributed by
         the President (Note B) .........   6,000        1,000          7,000
       Services and use of equipment
         contributed by the President
         (Note B)........................   6,000            -          6,000
       Common stock issued in exchange
         for financial advisory
         agreement (Note E)..............     750            -            750

     Changes in operating assets and
     operating liabilities:
       Accounts payable and accrued
         expenses........................   6,807          100          6,907
                                       -----------  ------------    ------------

         NET CASH (USED IN) PROVIDED BY
                   OPERATING ACTIVITIES   (57,460)          90        (57,370)
                                       -----------  ------------    ------------

FINANCING ACTIVITIES
     Capital contributions by
        the president (Note B)...........   4,910            -          4,910
     Proceeds from loans and advances
        from the president (Note B)......  53,600            -         53,600
     Repayment of loans from the
        president (Note B)...............  (5,100)           -         (5,100)
     Proceeds from issuance of
        common stock ....................  15,550            -         15,550
     Payment of offering costs ..........  (1,925)           -         (1,925)
                                       -----------  ------------    ------------

                   NET CASH PROVIDED BY
                   FINANCING ACTIVITIES    67,035            -         67,035
                                       -----------  ------------    ------------

                   NET INCREASE IN CASH     9,575           90          9,665

Cash, beginning of period ...............      90            -              -
                                       -----------  ------------    ------------

                   CASH, END OF PERIOD $    9,665     $     90       $  9,665
                                       ===========  ============    ============

         See accompanying summary of significant accounting policies and notes to the financial statements

                        HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                                                     November 10,   November 10,
                                                         1998           1998
                                         For The     (Inception)    (Inception)
                                       Year Ended      through        through
                                       December 31,  December 31,   December 31,
                                           1999          1998           1999
                                       -----------   ------------   ------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:

     Interest .........................$        -   $         -     $         -
                                       ===========  ============    ============
     Income Taxes......................$        -   $         -     $         -
                                       ===========  ============    ============
Non-cash investing and financing
transactions:
     Common stock issued in exchange for
        patent interests and rights
        (Note B).......................$   15,000   $         -     $    15,000
                                       ===========  ============    ============

         See accompanying summary of significant accounting policies and notes to the financial statements

                        HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES




Development stage company

Hydro Environmental Resources, Inc. (the Company) is in the development stage in accordance with Statements of Financial Accounting Standard (SFAS) No. 7.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Earnings /(loss) per share

The Company reports earnings per share using a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes the impact of common stock equivalents. Diluted earnings per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted earnings per share.

Fair value of financial instruments

The Company has determined, based on available market information and appropriate valuation methodologies, that the fair value of its financial instruments approximates carrying value. The carrying amounts of cash, receivables, payables, and other current liabilities approximate fair value due to the short-term maturity of the instruments.

                      HYDRO ENVIRONMENTAL RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Stock-based compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October, 1995. This accounting standard permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) to account for stock-based compensation arrangements with employees. Stock-based compensation arrangements with non-employees are accounted for under the fair value method.

The Company had no stock-based compensation arrangements with employees and one arrangement with an unrelated third party during the period from November 10, 1998 (inception) through December 31, 1999.

New Accounting Pronouncement

The Company adopted the following new accounting pronouncements during the period ended December 31, 1998. There was no effect on the financial statements presented from the adoption of the new pronouncements. SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehesive income and its components in a full set of general purpose financial statements. The Company did not have comprehensive income for the periods presented;
therefore, comprehensive income and net income are equal. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers. SFAS 131 is not applicable, as the Company had no segment reporting for the periods presented. SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires an entity to recognize all derivatives on a balance sheet, measured at fair value. The Company had no derivatives at December 31, 1999. Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" requires that entities capitalize certain internal-use software costs once certain criteria are met. SOP 98-5, "Reporting on the Costs of Start-Up Activities" provides, among other things, guidance on the reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company will continue to review these new accounting pronouncements over time to determine if any additional disclosures are necessary based on evolving circumstances.

                      HYDRO ENVIRONMENTAL RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with no revenues, a limited history of operations, and a loss of $79,527 for the period from November 10, 1998 (inception) through December 31, 1999. This factor, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management intends to seek additional funding through equity offerings and debt financings during 2000 to help fund the Company's operations as it expands

                      HYDRO ENVIRONMENTAL RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENT


NOTE A:  BACKGROUND

The Company was incorporated under the laws of Oklahoma on November 10, 1998. The principal activities since inception have been organizational matters and the sale and issuance of shares of its $.001 par value common stock. The Company was formed to design, build and manage inexpensive and environmentally friendly fuel and power producing systems for remote areas of the world that are without electricity or other sources of power.

NOTE B:  RELATED PARTY TRANSACTIONS

The president provided office space to the Company at no charge for all periods presented. The office space was valued at $500 per month and is included in the accompanying financial statements as rent expense with a corresponding credit to additional paid-in capital.

During the year ended December 31, 1999, the president contributed services and the use of office equipment to the Company. The services and use of equipment was valued at $500 per month and is included in the accompanying financial statements as office expense with a corresponding credit to additional paid-in capital.

During the year ended December 31, 1999, the president contributed $3,210 to the Company for working capital and paid a $1,700 expense on behalf of the Company. These amounts are included in the accompanying financial statements as additional paid-in capital.

During the year ended December 31, 1999, the president loaned the Company $53,600 for working capital, of which $5,100 was repaid as of December 31, 1999. The loans bear interest at eight percent and are due on demand. The $48,500 in outstanding advances and $970 in related accrued interest are included in the accompanying financial statements as due to officer.

On June 16, 1999, the Company issued 15 million shares of its $.001 par value common stock in exchange for an assignment of the interest and rights in a patent pending in Australia for an Electro-Chem Hydrogen Fuel Reactor. The transaction has been valued at predecessor cost in the accompanying financial statements.

On November 17, 1998, an affiliate advanced the Company $100 to open its bank account. The Company repaid the $100 on February 24, 1999.

                      HYDRO ENVIRONMENTAL RESOURCES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENT


NOTE C:  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:
                                                           December 31,
                                                  ------------------------------

                                                       1999              1998
                                                  ----------          ----------

U.S. federal statutory graduated rate...........     18.23%               15.00%
State income tax rate,
    net of federal benefit......................      4.91%                5.10%
Net operating loss for which no tax
    benefit is currently available..............    -23.14%              -20.10%
                                                  ----------          ----------
                                                      0.00%                0.00%
                                                  ==========          ==========

At December 31, 1999, deferred taxes consisted of a net tax asset of $18,366, due to operating loss carryforwards of $79,527, which was fully allowed for, in the valuation allowance of $18,366. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance from December 31, 1998 through December 31, 1999 was $18,163. Net operating loss carryforwards will expire through 2019.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

NOTE D:  COMMON STOCK ISSUANCES

During February, 1999, the Company offered for sale 11,300,000 shares of its $.001 par value common stock for $.001 per share pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Act"). The Company sold all 11,300,000 shares for net proceeds of $9,375, after deducting offering costs totaling $1,925.

An additional 4,250,000 shares of common stock were sold to an officer and affiliates of the Company for $4,250 ($0.001 per share). These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Act.

On July 10, 1999, the Company issued 750,000 shares of its $.001 par value common stock in accordance with the terms of a financial advisory agreement (see Note E).

                      HYDRO ENVIRONMENTAL RESOURCES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENT

NOTE E:  STOCK-BASED COMPENSATION

On July 10, 1999, the Company entered into a consulting agreement with an unrelated third party to provide financial advisory services to the Company. Upon signing the agreement, the Company agreed to issue the consultant 750,000 shares of its $.001 par value common stock. The transaction was valued at the estimated fair value of the common stock on the date of issuance as determined by the Board of Directors based on contemporaneous equity transactions and other analysis. The Company recorded stock- based compensation in the accompanying financial statements totaling $750.

                                    PART III

Item 1.  Index to Exhibits and Description of Exhibits

2.1    Articles of Incorporation filed November 10, 1998
2.2    Bylaws
3.1    Form of Common Stock Certificate
6.1 Assignment of Patent and Intellectual Property Rights related to the ElectroChem Hydrogen Fuel Reactor
27.0   Financial Data Schedule at December 31, 1999 (for electronic filing only)


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             HYDRO ENVIRONMENTAL RESOURCES, INC.

                                             /s/  JACK WYNN
                                             -----------------------------------
                                             By:  Jack Wynn, President

                                             February 29, 1999

                                       11